Exhibit 99.1

UNITED UTILITIES PLC – DIRECTOR’S DECLARATION

The following information is provided in compliance with paragraph 9.6.13 of the Financial Services Authority's Listing Rules in respect of the appointment of Mr Timothy Peter Weller to the Board as the new Chief Financial Officer of United Utilities PLC with effect from 1 August 2006 (as announced on 10 April 2006).

i) In the past five years Mr Weller has been a director of the following public quoted companies:

RWE npower plc (listed until July 2002) – resigned 3 February 2004

ii) There are no details to disclose under paragraph 9.6.13 (2) to (6) of the Listing Rules in relation to Mr Weller.

In accordance with s329 of the Companies Act 1985 (as amended) at the date of his appointment, Mr Weller had no interest in ordinary shares or options in United Utilities PLC.

Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.